UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2018

Commission File Number: 001-32294

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TATA MOTORS LIMITED

(Translation of registrant’s name into English)

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BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

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TABLE OF CONTENTS
Item 1:	Form 6-K dated June 1, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 1, 2018

 Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of proposed cash tender offer in respect of Tata Motors Limited (“Company”)

U.S. $500,000,000 4.625 per cent Senior Notes due 2020 (“Senior Notes”)

June 1, 2018, Mumbai: The Company had issued Senior Notes on October 30, 2014, which are currently listed on The Singapore Exchange Securities Trading Limited (“SGX-ST”). The Company wishes to announce that it has today, subject to the terms and conditions set out in the tender offer memorandum dated June 1, 2018 issued by the Company (“Tender Offer Memorandum”), commenced a tender offer inviting holders of the Notes (“Noteholders”) to offer to sell for cash to the Company the Senior Notes held by such Noteholders (“Tender Offer”).

Notes	U.S.$500,000,000 4.625 per cent senior notes due 2020 (ISIN: XS1121907676; Common Code: 112190767)
Outstanding Principal Amount	U.S.$500,000,000, as of the date of the Tender Offer Memorandum
Purchase Price	102.5% of the principal amount of the Notes, being U.S.$1,025 for each U.S.$1,000 of Notes
Maximum Acceptance Amount

Up to U.S.$250,000,000 aggregate principal amount of Notes validly tendered and not validly revoked that the Company determines, in its sole discretion, that it will accept for purchase pursuant to the Tender Offer

The Company is undertaking the Tender Offer as part of its strategy to manage the maturity profile of its existing debt obligations. Notes purchased by the Company pursuant to the Tender Offer will be cancelled by the Company.  Notes that have not been validly tendered and accepted for purchase by the Company pursuant to the Tender Offer will remain outstanding.

The Company intends to utilise proceeds from an external commercial borrowing facility (“ECB Facility”) to refinance the Offered Notes pursuant to the Tender Offer. The Company must obtain a loan registration number (“LRN”) from the Reserve Bank of India before it may utilise proceeds from the ECB Facility.  The Tender Offer cannot be completed, and may therefore be extended (including by extension of the Settlement Date or the Expiration Time) or withdrawn, if the Company does not receive the LRN with respect to the ECB Facility.

Indicative Timetable

This is an indicative timetable and is subject to the right of the Company to shorten, extend, re-open, withdraw, amend and/or terminate the Tender Offer (subject to applicable laws and as provided in the Tender Offer Memorandum).

Event	Time and Date

Commencement of the Tender Offer.  Tender Offer announced.  Tender Offer Memorandum made available to Direct Participants from the Information and Tender Agent, and notice of the Tender Offer is delivered to the Clearing Systems for communication to Direct Participants.

June 1, 2018
Expiration Time. Final deadline for receipt of valid Tender Instructions by the Information and Tender Agent in order for Noteholders to be able to participate in the Tender Offer.	4:00 p.m. (London time) on June 14, 2018

Announcement of the Results of the Tender Offer.  Announcement of the Company’s decision whether to accept valid tenders of the Notes pursuant to the Tender Offer, and if so accepted, details of:

(1)   the final aggregate principal amount of Notes validly tendered and not validly revoked pursuant to the Tender Offer;

(2)   the aggregate principal amount of Offered Notes that will be accepted for purchase by the Company pursuant to the Tender Offer; and

(3)   any applicable Scaling Factor.

As soon as practicable after the Expiration Time, in any case, on or about June 15, 2018
Settlement. Expected Settlement Date for the Tender Offer. Payment of Purchase Price and Accrued Interest in respect of Offered Notes pursuant to the Tender Offer.	The Settlement Date for the Tender Offer is expected to be on or about June 25, 2018

Capitalised or other terms used but not defined herein shall, unless the context otherwise requires, have the meanings as set out in the Tender Offer Memorandum.

We request you to take this on record, and to treat the same as compliance with the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.